UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-50249

Corporate Property Associates 15 Incorporated

(Exact Name of Registrant as Specified in Its Charter)

50 Rockefeller Plaza, New York, NY 10020 (212) 492-1100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, par value $0.001 per share

(Title of Each Class of Securities Covered By This Form)

None

(Titles of All Other Classes of Securities For Which a Duty to File Reports Under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Pursuant to the Agreement and Plan of Merger, dated as of February 17, 2012, by and among Corporate Property Associates 15 Incorporated (“CPA®:15”), CPA 15 Holdco, Inc., a wholly-owned subsidiary of CPA®:15 (“CPA 15 Holdco”), W. P. Carey & Co. LLC (“W. P. Carey”), W. P. Carey REIT, Inc. (now named W. P. Carey Inc.), a wholly-owned subsidiary of W. P. Carey (“W. P. Carey Inc.”), CPA 15 Merger Sub Inc., an indirect subsidiary of W. P. Carey Inc. (“CPA 15 Merger Sub”), and the other parties thereto, CPA®:15 merged with an indirect wholly-owned subsidiary of CPA®:15, with CPA®:15 surviving the merger as a wholly-owned subsidiary of CPA 15 Holdco, and immediately thereafter, CPA 15 Holdco merged with and into CPA 15 Merger Sub, with CPA 15 Merger Sub surviving the merger as an indirect subsidiary of W. P. Carey Inc. and CPA®:15 becoming a direct subsidiary of CPA 15 Merger Sub and an indirect subsidiary of W. P. Carey Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, amended, Corporate Property Associates 15 Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 23, 2012	Corporate Property Associates 15 Incorporated

	By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Managing Director and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.